

March 14, 2008

By U.S. mail and facsimile to (412) 433-1167

Ms. Gretchen R. Haggerty
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

      RE: United States Steel Corporation
               Form 10-K for the fiscal year ended December 31, 2007
               Filed February 27, 2008

               File No. 1-16811

Dear Ms. Haggerty:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis, page 46

1. We note your discussion of the segment results for Flat-rolled, USSE, and Tubular on pages 53-55, including the fact that each of these segments' income decreased during 2007. For example, you disclose on page 53 that the decrease in Flat-rolled's segment income in 2007 compared to 2006 was "mainly due to higher raw materials, repair and maintenance, outage and labor costs; lower

shipments excluding USSC; and operating losses at USSC primarily due to curtailed iron and steelmaking operations as a result of unplanned blast furnace outages. These were partially offset by increased average realized prices and lower costs for profit-based payments." In future filings, please quantify the effects of the various sources you have identified that have contributed to such decreases. Pursuant to Item 303(a)(3)(ii) of Regulation S-K, you should describe any known trends or uncertainties that have had or that you reasonably expect will have a material unfavorable impact on revenues or income from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues, you should disclose the change in the relationship.

2. We note your statement on page 26 that major production curtailments and escalated costs in Serbia have reduced profit margins and may do so in the future, as well as your statement on page 28 that USSE's shipments in the fourth quarter of 2007 were reduced by outbound rail transportation service disruptions. To the extent material in future filings, please quantify the impact of these unfavorable conditions in your MD&A so that readers can better understand and assess the scope of these events.

3. We also note the fourth quarter financial data presented on page F-58, which represents significant decreases in Flat-rolled and USSE's segment income and net income compared to the prior quarters of 2007. We remind you to include specific, detailed forewarning disclosure in MD&A related to material trends and uncertainties at the earliest possible time. Generally, the disclosure included in the Outlook section of your September 30, 2007, Form 10-Q could have been more helpful for these purposes. Please refer to the guidance in Item 303(a)(3) of Regulation S-K, and Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification.

1. Nature of Business and Significant Accounting Policies, page F-10

4. We note your disclosure in Note 23 on page F-50 that U.S. Steel is PRO-TEC's exclusive sales agent and is responsible for credit risk related to receivables for which U.S. Steel provides certain customer service functions. In future filings, please revise your significant accounting policies to disclose how you recognize revenue related to this agency relationship, as well as any other agency relationships you have entered into, including your consideration of paragraphs 7-17 of EITF 99-19.

5. Assets Held for Sale, page F-23

5. We note your disclosure herein regarding the sale of U.S. Steel Canada Inc.'s (USSC) 44.6% interest in the Wabush Mines joint venture (Wabush) to Consolidated Thompson Mines Limited for C$41 million. We also note the Form 8-K dated March 4, 2008, in which USSC announced that it had withdrawn from negotiations to sell this interest to ArcelorMittal Dofasco Inc., one of the partners of the joint venture who had exercised a right of first refusal over the proposed transaction in August 2007. Since as of December 31, 2007, USSC's investment in Wabush was classified as held for sale in accordance with SFAS 144, please confirm your accounting for this investment will comply with paragraphs 38-40 of SFAS 144 in your Form 10-Q for the period ended March 31, 2008. Please also address the need to establish litigation reserves in accordance with SFAS 5 for any actions brought against the Company due to this withdrawal.

16. Pension and Other Benefits, page F-39

6. We note your disclosure on page F-42 that the net periodic benefit cost for pensions is projected to be $60 million for 2008. It is not clear why the pension cost would be expected to be more than half the amount less than the cost for 2007 of $129 million, especially considering the employees added from the acquisitions of Stelco and Lone Star during 2007. Please tell us and disclose in future filings to the extent material the reason(s) therefor.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant